UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

STR Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

78478V100
(CUSIP Number)

Annual Amendment
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

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1	NAME OF REPORTING PERSON Riley Investment Partners, L. P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 175,920
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 175,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 175,920
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 175,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON* IA

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1	NAME OF REPORTING PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 180,901
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 180,901
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON* BD

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1	NAME OF REPORTING PERSON B. Riley & Co., LLC 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 33,333
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 33,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* EP

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1	NAME OF REPORTING PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 342,966
	6	SHARED VOTING POWER 390,154
	7	SOLE DISPOSITIVE POWER 342,966
	8	SHARED DISPOSITIVE POWER 390,154
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON* IN

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Item 1(a).	Name of Issuer:

STR Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18 Craftsman Road

East Windsor, CT 06088

Item 2(a).	Name of Person Filing:

Riley Investment Partners, L.P., a Delaware limited partnership (“RIP”)

Riley Investment Management, LLC, a Delaware limited liability company (“RIM”)

B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)

B. Riley & Co., LLC 401(k) Profit Sharing Plan (“BRC Profit Sharing Plan”)

Bryant R. Riley (“Mr. Riley”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of RIP, RIM, BRC, BRC Profit Sharing Plan and Mr. Riley is:

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

Item 2(c).	Citizenship:

Each of RIP, RIM and BRC is organized under the laws of the State of Delaware.  Mr. Riley is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (the “Common Stock”)

Item 2(e).	CUSIP Number:

78478V100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

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(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on the date hereof, RIP owned directly 175,920 shares of Common Stock. RIM, as the investment advisor and general partner of RIP, may be deemed to beneficially own the 175,920 shares of Common Stock owned directly by RIP. Mr. Riley, as the Managing Member of RIP, may be deemed to beneficially own the 175,920 shares of Common Stock owned directly by RIP.

As of the close of business on the date hereof, BRC owned directly 180,901 shares of Common Stock. Mr. Riley, as the Chairman of BRC, may be deemed to beneficially own the 180,901 shares of Common Stock owned directly by BRC.

As of the close of business on the date hereof, BRC Profit Sharing Plan owned directly 33,333 shares of Common Stock. Mr. Riley, as the Trustee of BRC Profit Sharing Plan, may be deemed to beneficially own the 33,333 shares of Common Stock owned directly by BRC Profit Sharing Plan.

As of the close of business on the date hereof, Mr. Riley beneficially owned 111,666 shares of Common Stock, 228,181 shares of Common Stock held in custodial accounts for the benefit of his family members of which he is the custodian and 3,119 shares of restricted Common Stock he received in his capacity as a director of the Issuer.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person.

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(b)	Percent of class:

The aggregate percentage of shares reported owned by each Reporting Person is based upon approximately 18,100,000 shares outstanding, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 26, 2015.

As of the close of business on the date hereof, RIP owned directly approximately 1.0% of the outstanding shares of Common Stock. By virtue of their relationships with RIP described above in Item 4(a), each of RIM and Mr. Riley may be deemed to beneficially own the approximately 1.0% of the outstanding shares of Common Stock owned directly by RIP.

As of the close of business on the date hereof, BRC owned directly approximately 1.0% of the outstanding shares of Common Stock. By virtue of his relationship with BRC described above in Item 4(a), Mr. Riley may be deemed to beneficially own the approximately 1.0% of the outstanding shares of Common Stock owned directly by BRC.

As of the close of business on the date hereof, BRC Profit Sharing Plan owned directly approximately 0.2% of the outstanding shares of Common Stock. By virtue of his relationship with BRC Profit Sharing Plan described above in Item 4(a), Mr. Riley may be deemed to beneficially own the approximately 0.2% of the outstanding shares of Common Stock owned directly by BRC Profit Sharing Plan.

As of the close of business on the date hereof, Mr. Riley beneficially owned the approximately 0.6% of the outstanding shares of Common Stock, the approximately 1.3% of the outstanding shares of Common Stock held in custodial accounts for the benefit of his family members, and the approximately 0.02% of the outstanding shares of restricted Common Stock he received in his capacity as a director of the Issuer, which, together with the approximately 2.2% of the outstanding shares of Common Stock collectively owned by RIP, BRC and BRC Profit Sharing Plan that Mr. Riley may also be deemed to beneficially own, constitutes approximately 4.1% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [X] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015	RILEY INVESTMENT PARTNERS, L.P.

	By:	Riley Investment Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY & CO., LLC 401(K) PROFIT SHARING PLAN

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

BRYANT RILEY

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

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